Exhibit 20.1

[Intrado Inc. Letterhead]

November 9, 2005

VIA FACSIMILE:  (818) 845-9718

VIA FEDERAL EXPRESS:

Stanley P. Gold

Shamrock Capital Advisors, Inc.

4444 Lakeside Drive

Burbank, California 91505

Dear Stanley:

The Board held two special meetings in response to your proposal of October 27th. This letter will serve as the Board’s response to your proposal, specifically your offer of avoiding a “proxy fight” in exchange for the appointment of a director of your choice to the Board and to the Special Committee. While the company has no interest in a proxy dispute, we believe it would be unwise to abandon our well-defined, publicly-disclosed director nomination process which we believe serves the best interests of all shareholders by appointing a new member to the Board without first understanding the individual’s qualifications or potential contributions to long term shareholder value.  Intrado’s Board remains open to evaluating qualified board candidates and would consider any candidate Shamrock or any other shareholder wants to suggest, and in that regard, the Board believes it should continue its best practices by focusing on qualified candidates who are likely to enhance the long term interests of our shareholders.

Over the course of some months now, we have received several suggestions from Shamrock regarding a variety of subjects.  We value input from all of our investors and have responded to your particular perspectives in correspondence and meetings with management). We have with due care and good faith not only considered all of Shamrock’s suggestions but, as you know, have also begun implementation of those which we deemed to be in the best interests of all of our shareholders. While there are some areas of agreement between us, there are others where we diverge (as outlined in our letters dated September 15 and October 14, 2005 attached here for your convenience). Some of these divergences are related only to timing, but others reflect fundamental differences of opinion.

We remain committed to constructive dialogue.  We have recently provided your attorneys with clear guidance on the process for submitting shareholder proposals and welcome input from you via this process.  Please continue to send us your thoughts and ideas which the board will continue to carefully consider.

Sincerely yours,

/S/ Stephen O. James

Stephen O. James
Lead Director
Intrado Inc.

cc:	George Heinrichs
Craig Donaldson

Attachments:	September 15, 2005 Letter
October 14, 2005 Letter

Attachment 1 to Letter of November 9, 2005

(included as part of Exhibit 20.1)

[Intrado Inc. Letterhead]

September 15, 2005

VIA FACSIMILE: (818) 845-9718

VIA FEDERAL EXPRESS:

Michael J. McConnell

Shamrock Activist Value Fund, L.P.

Shamrock Activist Value Fund GP, L.L.C.

Shamrock Partners Activist Value Fund, L.L.C.

4444 Lakeside Drive

Burbank, California 91505

Dear Michael:

This letter serves as feedback to Shamrock from the Board of Directors related to the suggestions and issues that you have raised with us.

Following our July 27th meeting, Win Wade and I have had multiple, extended discussions with the individual Board member regarding Shamrock’s ideas and suggestions.  In addition, the entire Board discussed them collectively at its September 8, 2005 meeting.  This exercise included the points you raised in your correspondence with us dating back to March of this year leading up to the items you raised at the July 27th meeting (some of which modified and updated prior correspondence) and your August 31, 2005 letter to me (which again modified and expanded prior suggestions).

Each and every subject was carefully researched, evaluated and robustly debated.  In addition, the Board sough the advice and counsel of an outside financial advisor about several of the issues.  In most cases, the Intrado Board had already reviewed and analyzed the subject areas and issues Shamrock raised.  Among things, the Board noted:

•                                          The Long Term Incentive Plan had been under consideration since mid-2004, includes virtually all of the suggestions you made in your March 26, 2005 correspondence to us, and was adopted more than a month before the July 27th meeting after extended analysis, review and discussion.

•                                          As mentioned on Intrado’s recent public conference call, the Board, with appropriate advice, reviews on an ongoing basis the prudent use of capital and cash balances to enhance stockholder value.

•                                          As previously announced, the Board follows its written procedures for evaluation and nominating Board candidates which amount other things includes the careful review of individual’s qualifications and capabilities for contributing to the long-term interests of the stockholders.

With regard to your request for  detailed, substantive meetings with the Board and management, we believe that providing certain stockholders special access or privileges above other stockholders is not appropriate.  This is in line with letter as well as the spirit of the SEC’s Regulation ED.

If the Board enacts other changers, all investors will be informed at the same time through a uniform public announcement.

We genuinely value and appreciate the ideas and suggests of all of our stockholders including Shamrock.  Should you have new ideas, issues or suggestions that you would like the Board to consider, please communicate them to us.  We respectfully require that all communication between Shamrock and this company be in writing in order to avoid any confusion or misunderstanding, to ensure that any suggestions receive proper attention and consideration, and to maintain compliance with all SEC regulations, including Regulation FD.

Thank you for your consideration.

Sincerely yours,

/s/ Stephen O. James

Stephen O. James
Lead Director
Intrado Inc.

cc:	Win Wade
George Heinrichs
Craig Donaldson

Attachment 2 to Letter of November 9, 2005

(included as part of Exhibit 20.1)

[Intrado Inc. Letterhead]

October 14, 2005

VIA FACSIMILE: (818) 845-9718

VIA FEDERAL EXPRESS:

Michael J. McConnell

Shamrock Activist Value Fund, L.P.

Shamrock Activist Value Fund GP, L.L.C.

Shamrock Partners Activist Value Fund, L.L.C.

4444 Lakeside Drive

Burbank, California 91505

Dear Michael:

Thank you for your October 3, 2005 letter.

A review of the communications between our organizations (including my September 15, 2005 letter which Shamrock did not include with its recent 13D filing) demonstrates the Board’s willingness to carefully consider, and when appropriate in its business judgment, to act upon the views and ideas of stockholders.  For example, the company has already adopted some of Shamrock’s suggestions: the detailed suggestions you made on March 26, 2005 related to the long-term incentive plan; and public announcement of intent to destagger the Board.

The Board has made it clear in its communications with Shamrock that Intrado’s management and Board continue to receive input from stockholders on a wide range of subjects and appreciate their interest and ideas.  We have publicly communicated to you and the other stockholders that the Board believes many of the ideas presented by stockholders have merit and might be appropriate for implementation at some point, and that the Board continues its evaluation of those ideas on an ongoing basis.

Your recent letter suggests that we “carefully consider the views of shareholders” and engage them in a “constructive dialogue”, and in Shamrock’s September 1, 2005 13D filing, you encourage us to “speak directly to the Company’s largest shareholders.”  We have been doing exactly that, and there should be no doubt that the Board is in alignment with Intrado’s stockholders in a joint effort to maximize stockholder value.

We genuinely believe that the approach we’ve taken, summarized above, is the appropriate process and includes the constructive dialogue that you have suggested.  Our deliberations are on-going and will continue until the Board makes further announcements at an appropriate time.  We believe the process described above is far from acting in an unproductive or adversarial manner.  The Board is devoted to doing the right thing within time frames that allow reasonable business analysis and judgment.  This permits the Board to make reasoned decisions in the best interests of all stockholders.

The Board welcomes any fresh ideas or specifics you wish to share with us. We continue to require that all communication be in writing in order to avoid any confusion, unintended omissions or misunderstandings, to ensure that shareholders’ suggestions receive proper treatment and consideration, and to maintain compliance with all SEC regulations.

Thank you for your consideration.

Sincerely yours,

/s/ Stephen O. James

Stephen O. James
Lead Director
Intrado Inc.

Encl. Letter Dated September 15, 2005

cc:	Collin Williams
Christian Leone
Ken Shubin Stein
Jonathan Art
George Heinrichs
Craig Donaldson